Filed by Helmerich & Payne. Inc.
           Pursuant to Rule 425 under the Securities Act of 1933
                  and deemed filed pursuant to Rule 14a-12
                   of the Securities Exchange Act of 1934

     Subject Company: Helmerich & Payne Exploration and Production Co.
                       Commission File No.:  132-02238





#1
    [H&P LOGO                                          [KEY PRODUCTION COMPANY,
     OMITTED]                                             INC. LOGO omitted]


                           CIMAREX ENERGY COMPANY

                         THE MERGER ANNOUNCEMENT OF
                      HELMERICH & PAYNE'S E&P DIVISION
                                    AND
                           KEY PRODUCTION COMPANY



#2
                         FORWARD-LOOKING STATEMENTS

This presentation contains certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed distribution and merger, its effect on future earnings, cash flow or other operating results, any other effect or benefit of the proposed distribution and merger, market prospects, and any other statements that are not historical facts. H&P and Key strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. More detailed information about the factors that could cause actual results to differ materially from those described in the forward-looking statements is set forth in H&P and Key's filings with the Securities and Exchange Commission, which are available free of charge on the SEC's website at www.sec.gov. H&P and Key undertake no obligation to publicly update any forward-looking statements discussed in this presentation, whether as a result of new information, future events or otherwise.


#3
                           ADDITIONAL INFORMATION

In connection with the proposed spin-off and merger, Key and Cimarex will file a proxy statement/prospectus with the SEC. Investors and security holders are urged to carefully read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about Key and H&P's oil and gas division, without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to either: Key Production Company, Inc., 707 Seventeenth Street, Suite 3300, Denver, Colorado 80202,
Attention: Sharon M. Pope, Assistant Corporate Secretary; telephone 303-295-3995, fax: 303-295-3494, or Helmerich & Payne, Inc., Utica at
Twenty-First Street, Tulsa, Oklahoma 74114, Attention: Steven R. Mackey, Corporate Secretary; telephone 918-742-5531, fax: 918-743-2671.

Participants in Solicitation

H&P, Cimarex, Key and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Key's shareholders in connection with the proposed merger. Information concerning Key's participants in the solicitation is set forth in Key's proxy statement dated April 26, 2001, which is filed with the SEC. Hans Helmerich, Douglas E. Fears and Steven R. Mackey are currently directors of Cimarex, and each of them and Steven R. Shaw are currently officers of Cimarex (the "Cimarex Participants"). None of the Cimarex Participants beneficially owns any shares of Cimarex common stock. The Cimarex Participants are all executive officers of H&P. Information concerning H&P's participants in the solicitation is set forth in H&P's proxy statement dated January 25, 2002, which is filed with the SEC. Key's shareholders may obtain additional information about the interests of all such participants in the proposed merger by reading the proxy statement/prospectus when it becomes available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.


#4
                               ORIGINAL GOALS

        >    Increase focus and visibility

        >    Use financial strength to enhance shareholder value

        >    Strengthen E&P division's position

        >    Capture tax efficiency

        > Create a combination where the whole is greater than the sum of its parts



#5
                            TRANSACTION SUMMARY

        > Merger of H&P oil and gas division with Key to create Cimarex Energy Company

        > H&P shareholders will own 65.25% of a new and scaled up independent producer

        >    Structured as a tax-free spinoff

        >    Closing targeted for 3rd quarter 2002



#6
                         CIMAREX ENERGY AT A GLANCE

        >    Proved reserves: 392 Bcfe (78% gas)

        >    Production: 190 MMcfe per day

             - Creates 20th largest U.S.-based independent natural gas producer

        >    Enterprise value: ~$640MM

        >    Debt: $34MM

        >    245 total employees

        >    Experienced management team with proven track record



#7
                            WHY KEY PRODUCTION?

        >    Impressive people and organization

        >    Complementary and overlapping asset base

        >    Strong balance sheet

        >    Similar philosophies and cultures



#8
                         CIMAREX ENERGY MANAGEMENT

                       F. H. Merelli - Chairman & CEO

                         Steve Shaw - Executive VP

                     Paul Korus - Vice President & CFO



#9
                         OVERVIEW OF KEY PRODUCTION

    >    Founded in 1988 as the successor to Apache Petroleum Company, LP

    >    Passive to active asset management in 1992

    >    Objective:  Consistent, profitable growth

    >    Approach:  Focus on drilling, measure progress on a per share basis



#10
                       KEY PRODUCTION - THEN AND NOW

($ in millions)                                    1992          2001
                                                   ----          ----

Market Cap                                         $ 25          $ 240

Debt                                               $  3          $  34

Stock price ($/share)                              $  3          $  17

Reserves (Bcfe)                                      38            147

Reserves (Mcfe/share)                               3.6           10.5

Production (Bcfe)                                   8.3           26.0

Gross Wells Drilled                                  --            107




#11
                                  WHY H&P?

        >    High-quality asset base

        >    High-margin, gas-oriented production

        >    Good people

        >    Production operations capacity

        >    No debt

        >    Similar drill bit strategies




#12
                       CIMAREX ENERGY CHARACTERISTICS

        >    Objective: Consistent, profitable growth

        >    Strategies: Exploration, acquisitions and exploitation

        >    Strong balance sheet

        >    Diversified base of high-quality production

        >    Attractive drilling opportunities

        >    Focused on adding value and per share results



#13
                              BASE PROPERTIES

                                    ___________________________________
                                           Helmerich & Payne, Inc.
                                    -----------------------------------

                                    Proved reserves (Bcfe)        245

                                    % Natural gas                  87%

                                    Production (MMcfe/d)          116

[MAP GRAPHIC OMITTED]               Net undeveloped acres     150,401

                                    ___________________________________
                                           Key Production Company
Denver                              -----------------------------------
Tulsa
District Operating Offices          Proved reserves (Bcfe)        147

                                    % Natural gas                  62%

                                    Production (MMcfe/d)           74

                                    Net undeveloped acres     119,251

                                    ___________________________________
                                           Cimarex Energy Company
                                    -----------------------------------

                                    Proved reserves (Bcfe)        392

                                    % Natural gas                 78%

                                    Production (MMcfe/d)          190

                                Net undeveloped acres     269,652



#14

                              PROVED RESERVES

                                 By Region
                                 ---------

                     Kansas                 Gulf Coast
                     ------                 ----------
                      21%                       13%

                         [PIE CHART GRAPHIC OMITTED]

                    Western                 Mid-Continent
                    -------                 -------------
                      23%                       43%


     By Type                                          By Category
     -------                                          -----------
[PIE CHART GRAPHIC OMITTED]                      [PIE CHART GRAPHIC OMITTED]

   Gas          Oil                             PUD        PDNP         PDP
   ---          ---                             ---        ----         ---
   78%          22%                             2%          6%          92%




#15
                          MID-CONTINENT OPERATIONS
 \
                                                          169 Bcfe

                                                       Gas       Oil
     [MAP GRAPHIC OMITTED]                             ---       ---
                                                       85%        15%

                                                 [PIE CHART GRAPHICS OMITTED]

                                                       H&P        Key
Denver                                                 ---        ---
Tulsa                                                  53%        47%




#16
                             KANSAS OPERATIONS


                                                          80 Bcfe

                                                       Gas       Oil
     [MAP GRAPHIC OMITTED]                                ---       ---
                                                       86%        14%

                                                  [PIE CHART GRAPHICS OMITTED]

                                                             H&P
Denver                                                       ---
Tulsa                                                        100%




#17
                         MID-CONTINENT / KS OVERLAP


OK / KS Acreage

  H&P Gross: 283,414
                                          [GRAPHIC OMITTED]
  H&P Net:   153,144

Key Gross: 237,057

Key Net:    78,669



Location of Properties
   Helmerich & Payne
   Key Production
   Common Counties



#18
                           GULF COAST OPERATIONS

                                                          51 Bcfe

                                                       Gas       Oil
   [MAP GRAPHIC OMITTED]                               ---       ---
                                                       66%       34%

                                                   [PIE CHART GRAPHICS OMITTED]

                                                       H&P        Key
Denver                                                 ---        ---
Tulsa                                                  37%        63%
District Operating Offices



#19
                        PERMIAN / WESTERN OPERATIONS

                                                          92 Bcfe

                                                       Gas       Oil
    [MAP GRAPHIC OMITTED]                              ---       ---
                                                       65%       35%

                                                  [PIE CHART GRAPHICS OMITTED]

                                                       H&P        Key
Denver                                                 ---        ---
Tulsa                                                  61%        39%
District Operating Offices




#20
                      CIMAREX ENERGY GROWTH STRATEGIES

                  ______________________________\
                  Focused Exploration Program      >
                  ------------------------------/
  Cimarex                                                     Grow Production,
  Strategy        ______________________________\                Reserves
                  Exploitation of Base Properties  >           and Asset Value
                  ------------------------------/

                  ______________________________\
                   Acquisitions                  >
                  ------------------------------/



#21
                                EXPLORATION


Cimarex         ______________________________\              Grow Production,
Strategy         Focused Exploration Program     >             Reserves
                ------------------------------/              and Asset Value


         o     Strategy is to concentrate on moderate risk plays:

               -    480 Bcfe net unrisked reserve potential

               -    2002 / 2003 plans are being high-graded and prioritized

               -    Mid-Continent and onshore Gulf Coast focus



#22
                            2002 CAPITAL BUDGET


($ in millions)                                H&P      Key      Total
                                               ---      ---      -----

Mid-Continent / Kansas                         $ 10     $ 34    $  44

Gulf Coast                                       39       16       55

Permian / Western                                 6        8       14
                                               -----    ----    ------
Total                                          $ 55     $ 58    $ 113



#23
                           GULF COAST EXPLORATION


           Allen Parish                          MS Salt Basin
           ------------                          -------------
            50% WI                                  40% WI
            ~ $3 MM                                 ~ $6 MM
                            [GRAPHIC OMITTED]

           Jefferson County                      Cameron Prairie
           ----------------                      ---------------
             30% -66% WI                            13%-30% WI
             ~ $14 MM                               ~ $9 MM


           Cook Mountain                         Lobo
           -------------                         ----
             50% WI                              33% WI
             ~ $4 MM                             ~ $2 MM




#24
                           MID-CONTINENT / KANSAS

             Kansas                                   Ellis County
             ------                                   ------------
             50% WI                                      75% WI
             ~ $1 MM                                     ~ $2 MM
                              [GRAPHIC OMITTED]

             Hardeman                                 Red Fork / Atoka
             --------                                 ----------------
              100% WI                                      50% WI
              ~ $9 MM                                       ~ $15 MM




#25
                                EXPLOITATION



Cimarex         ______________________________\              Grow Production,
Strategy        Exploitation of Base Properties  >             Reserves
                ------------------------------/              and Asset Value


     o    Strategy is to optimize production rates and rates of return

          -      Recompletions / Workovers

          -      Field studies

          -      Selective divestitures

     o    Core business

     o    Good exploitation makes for good acquisitions



#26
                            TARGET ACQUISITIONS

Cimarex         ______________________________\              Grow Production,
Strategy        Acquisitions                     >             Reserves
                ------------------------------/              and Asset Value


          o Strategy: seeking quality proved reserves with upside drilling and exploitation potential

          o      Substantial acquisition "dry-powder"

          o      New core business



#27
                               CIMAREX ENERGY
                           FINANCIAL INFORMATION


                                                  Key       H&P       Combined
 ($ in millions)                                  ---      -----      --------

YE01 Proved reserves, Bcfe                         147       245         392

2002E Production, MMcfe/d                           74       116         190

% Gas Production                                   65%       90%         80%

2001E EBITDAX                                     $ 80     $ 146       $ 226

Debt at 12/31/01                                  $ 34       --        $  34

Shares outstanding (millions)                     14.0                  40.6




#28
                                ACCOUNTING

     o         Acquisition of Key by Cimarex Energy Company

     o         Purchase accounting treatment

     o         H&P: Successful efforts

               Key: Full cost

               Cimarex: Seek full cost treatment

     o         Fiscal year: 12/31



#29
                               BALANCE SHEET

                                                   As Of 12/31/01
                                            -----------------------------
                                                                  Key
($ in millions, unaudited)                     H&P E&P        (estimated)
                                            ------------      -----------

Current Assets                                 $   39.2        $   20.5
PP&E (Net)                                        162.1           194.0
Other                                                .2             1.5
                                            ------------      -----------
Total Assets                                   $  201.5        $  216.0
                                            ============      ===========


Current Liabilities                            $   40.2        $    19.0
Long-Term Debt (incl. current mat.)                   -              34.0
Deferred Taxes / Other                             21.8              29.0
Shareholders' Equity                              139.5             134.0
                                            ------------      -----------
Total Liabilities and
   Shareholders' Equity                        $  201.5         $   216.0



#30

                                                       EQUITY MARKET CAP

[BAR GRAPH graphic omitted

($ in millions)
KP      NEV     MHR     PRZ     KWK     DNR     ROIL    EAC     POG     MARY    Cimarex    COG     EVG     WRC     TMBR    PRS
--      ---     ---     ---     ---     ---     ----    ---     ---     ----    -------    ---     ---     ---     ----    ---
222     242     257     271     336     355     359     396     559     566     600        631     679     896     965     996





#31

                            CIMAREX ENERGY RECAP

o        New independent with critical mass of people and assets

o        $600MM equity market cap

o        Limited debt and substantial financial capacity

o        Predominantly Mid-Continent production base

o        Gulf Coast and Mid-Continent oriented exploration programs




#32

                           TRANSACTION STRUCTURE

 ________________________________                ______________________________
|   Step 1: H&P distributes      |              | Step 2: H&P distributes 100% |
|    Oil and Gas Division to     |              |       of Spinco shares       |
|           Spinco               |              |      to H&P shareholders     |
|________________________________|              |______________________________


             ------                                           ------
            |  HP  |                                         |  HP  |
             ------                                           ------
Oil & Gas    |    ^                                              |
Division     |    |  26.6MM                                      |     Spinco
             |    |  Shares                                      |     Shares
             \/   |                                              \/
            ________                                  ______________________
           | Spinco |                                 |   H&P Shareholders  |
           |________|                                 |_____________________|





#33
                          TRANSACTION STRUCTURE

 ________________________________                ______________________________
|   Step 3: Spinco forms         |              |    Step 4: Merged entity     |
| acquisition subsidiary to      |              |  trading as Cimarex Energy   |
|      merge with Key            |              |                              |
|________________________________|              |______________________________


    _______        ____________                   _______        ____________
   |   H&P |      |    Spinco  |                 |  H&P  |      |    Key     |
   |  S/Hs |      |     Sub    |                 |  S/Hs |      |    S/Hs    |
    -------     /  -----------                    -------        -----------
       |       /        |    ^                      \                 /
100%   |      /         |    | 1:1                   \               /
       |     /          |    | Key             65.25% \             / 34.75%
       |    /          \|/   | Shares                  \           /
   ____|___/          ___________                     __\_________/_
  | Spinco |         |    Key    |                   |    Cimarex   |
  |  Sub   |         |Production |                   |    Energy    |
   --------           -----------                     --------------





#34
                          HELMERICH & PAYNE, INC.


                                  Balance Sheet as of 12/31/01
                           ------------------------------------------------

                           H&P E&P           H&P, Inc.         Consolidated
                           -------           ---------         ------------
Current Assets             $  39.2           $ 228.9            $  268.1
Investments                      0             230.1               230.1
PP&E (net)                   162.1             698.6               860.7
Other                           .2              13.2                13.4
                           -------          --------            ---------
Total Assets               $ 201.5          $1,170.8            $1,372.3
                           =======          ========            ========

Current Liabilities        $  40.2          $   39.6            $   79.8
Long-Term Debt                   0              50.0                50.0
Deferred Taxes / Other        21.8             164.6               186.4
Shareholders' Equity         139.5             916.6             1,056.1
                           -------          -------             ---------
Total Liabilities and
   Shareholders' Equity    $ 201.5          $1,170.8            $1,372.3
                           =======          ========            ========



#35
                          HELMERICH & PAYNE, INC.

                       What makes H&P attractive as a
                  "pure play" contract drilling company?

o The premier drilling contractor with U.S. land, international and platform rigs

o Opportunities for increased cash flow and earnings as rig fleet expands and drilling environment improves

o    Strong balance sheet

o    Expanded analyst coverage and ownership interest



#36
                          HELMERICH & PAYNE, INC.
                             (pre-transaction)


                        [PIE CHART GRAPHIC OMITTED]


        Contract Drilling             E&P              Portfolio
        -----------------          ---------           ---------
             101 rigs               245 Bcfe             $275MM


>   $1.6 billion market cap
>   ~ 50 million shares outstanding




#37
                          HELMERICH & PAYNE, INC.

  E&P
  ---
                                        >    26.6 million shares distributed to
                                             H&P shareholders
 [PIE CHART GRAPHIC OMITTED]
                                        >    Implied value of E&P division in
                                             excess of $400 million,
                                             based on recent KP stock price

                                        >    ~ $8.00 per HP share



#38
                          HELMERICH & PAYNE, INC.


Portfolio
---------
                                       >  $276 million pre-tax value at 2/15/02
[PIE CHART GRAPHIC OMITTED]
                                       >  ~ $5.50 per HP share




#39
                          HELMERICH & PAYNE, INC.

Contract Drilling
-----------------
                                      >      101 total rigs
                                             -    58 U.S. land
[PIE CHART GRAPHIC OMITTED]                  -    10 U.S. offshore
                                             -    33 International land

                                      >      10 FlexRigs(R) to spud in 2002

                                      >      15 FlexRigs(R) to spud in 2003



#40
                          HELMERICH & PAYNE, INC.

                         Contract Drilling EBITDA

                       [LINE GRAPH GRAPHIC OMMITED]

($ per share)
                         2000A     2001A    2002E    2003E     2004E     2005E
                         -----     -----    -----    -----     -----     -----
High Case                                   $2.26     $3.5      $4.7      $4.9
Low Case                                     2.21     3.02      3.13      3.09
Actual                   $2.93     $3.7
U.S. land rig rates
-------------------
High Case                                                      $14,000/d*
Low Case                                                       $11,000/d*
Actual                            $14,200/d*



#41
                          HELMERICH & PAYNE, INC.

                        [BAR GRAPH GRAPHIC OMITTED]


                              U.S. Land Rigs
                              --------------

        1998       1999       2000       2001       2002E      2003E
        ----       ----       ----       ----       -----      -----
         36         36         38         49         68         83




#42
                          HELMERICH & PAYNE, INC.

                        [BAR GRAPH GRAPHIC OMITTED]


                                Total Rigs
                                ----------

       1998        1999        2000      2001        2002E     2003E
       ----        ----        ----      ----        -----     -----
        90          90          88        96          113       128




#43
                             H&P RIG LOCATIONS
                             -----------------

             [NORTH AMERICA/SOUTH AMERICA MAP GRAPHICS OMITTED}

>     68  U.S. rigs
                U.S.                58
                Gulf of Mexico      10

>     33  International rigs
                Offshore Colombia    3
                Ecuador              8
                Gulf of Mexico      10
                Venezuela           14
                Bolivia              6
                Argentina            2
                                   ---
>     101 Total rigs               101




#44
                           CIMAREX ENERGY COMPANY
                         THE MERGER ANNOUNCEMENT OF
                      HELMERICH & PAYNE'S E&P DIVISION
                                    AND
                           KEY PRODUCTION COMPANY